Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Related Party Transaction
Highlights:
•	The Transaction: The Company proposes to make a negotiated deposit of RMB 3 billion at Guangdong Development Bank (the “GDB”).

•	Abstention of Related Persons: The fifth interim meeting of the third session of the Board of Directors of the Company (the “Board”) reviewed and passed the proposal of the Company on a negotiated deposit at GDB, consented to the Company’s such negotiated deposit at GDB, and Mr. Wan Feng, a related director, abstained from voting.

•	Effect of the Transaction on the Company: This transaction will help the Company establish a long-term strategic and cooperative relationship with GDB, will facilitate further development of the business relationship between the two parties, and will promote the development of investment business of the Company.
I.	General Description of the Transaction
The Company proposes to make a negotiated deposit of RMB 3 billion at GDB, with a deposit term of 61 months (the “Transaction”). The Transaction constitutes a related party transaction of the Company.
II.	Introduction of the Related Party and its Relationship with the Company
GDB is a stock-holding commercial bank duly established under the laws and regulations of the People’s Republic of China. It is permitted to engage in the banking business, including accepting public deposits, issuing short-term, medium-term and long-term loans, arranging settlement, handling note discount, issuing financial bonds, acting as an agent in the collection and payment of funds, and to engage in the insurance business and other banking business permitted by the People’s Bank of China (the “PBOC”) and other China banking supervisory and regulatory authorities. The Company holds 20.00% equity interest in GDB.

Commission File Number 001-31914
Currently, Mr. Wan Feng, Executive Director and President of the Company, and Mr. Liu Jiade, Vice President of the Company, both nominated by the Company, are serving as directors of GDB. As such, GDB constitutes a related legal person of the Company. Meanwhile, Mr. Lin Yixiang, nominated by the Company, is serving as an independent director of GDB, and Mr. Zheng Yong, nominated by the Company, is serving as an executive director and vice president of GDB.
III.	Strategy and Basis of Pricing
The interest rate to be applied to the negotiated deposits will be determined based on market conditions, which shall be fair, just and equitable. The interest rate applicable to the deposits under this agreement shall be calculated according to the floating interest, the benchmark rate of which shall be determined according to the corresponding prime interest rate for deposits announced by the PBOC.
IV.	Purpose of the Transaction and the Effect on the Company
The Company believes that the Transaction falls within the ordinary business scope of the Company, complies with the market principles of equity and justice, and the pricing is fair and equitable. The Company is not aware of any harm to its interest and the Transaction will not have an adverse effect on the independence of the Company. The Transaction will help the Company establish a long-term strategic and cooperative relationship with GDB, will facilitate further development of the business relationship between the two parties, and will promote the development of investment business of the Company.
V.	Procedures of Review
1. The Transaction was approved in writing by the fifth interim meeting of the third session of the Board. Wan Feng, as a related director, abstained from voting. All of the unrelated directors voted in favor of the Transaction unanimously in writing.
2. All the independent directors of the Company reviewed documents pertinent to the Transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the Transaction to the Board for review, and provided the following comments: the Transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions under the negotiated deposits agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of the Transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.
VI.	Documents Available for Review
1. Written resolution of the fifth interim meeting of the third session of the Board of China Life Insurance Company Limited;
2. Pre-approval by independent directors on the Transaction;
3. Independent opinion on the Transaction by independent directors;
4. The negotiated deposits agreement entered into by and between the Company and GDB.
Board of Directors
China Life Insurance Company Limited
July 6, 2010